Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions, except ratios)

Nine Months Ended March 31,		Fiscal Year Ended June 30,
	2011	2010	2009	2008	2007	2006

Earnings (a):
Earnings from continuing operations before income taxes	$21,752	$25,013	$19,821	$23,814	$20,101	$18,262
Add: Fixed charges	242	207	88	151	271	331
Add: Cash distributions from equity method investments	7	14	85	10	0	51
Subtract: Income (loss) from equity method investments	92	18	81	62	62	(161)

Total Earnings	$21,909	$25,216	$19,913	$23,913	$20,310	$18,805

Fixed Charges (b):
Interest expense	$178	$146	$38	$106	$230	$295
Capitalized debt related expenses	23	5	0	0	0	0
Interest component of rent expense	41	56	50	45	41	36

Total Fixed Charges	$242	$207	$88	$151	$271	$331

Ratio of Earnings to Fixed Charges	91	122	226	158	75	57

(a)

Earnings represent earnings from continuing operations before income taxes and before income (losses) from equity method investments plus: (1) fixed charges; and (2) cash distributions from equity method investments.

(b)

Fixed charges include: (1) interest expense; (2) capitalized debt issuance costs; and (3) the portion of operating rental expense which management believes is representative of the interest component of rent expense.